SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

PUBLICLY HELD CORPORATION

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), in compliance with CVM Instruction 358/2002, as amended, informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, approved the following measures aimed at generating value for shareholders and strengthening the Company's capital structure:

1. Submit to the Company's General Shareholders' Meeting the proposal of a Share Buyback Plan of shares issued by the company (“Buyback Program”). In yet another initiative that reinforces confidence in the resumption of Gafisa's development and growth, the Buyback Program attests the unequivocal support that the Company has been receiving from its shareholders. This Program will remain in effect for a 12-month period from the approval at the meeting, allowing the Company to acquire its shares up to the limit permitted by law;

2. Propose to the Company’s General Shareholders' Meeting to resolve on the absorption of the Company's accumulated losses, which will allow dividends to be distributed in the future; and

3. Authorize the issuance of non-convertible debentures in an amount of up to R$2,500,000,000.00 (two billion and five hundred million reais) and authorize Company's management to take the necessary measures for said issuance.

We remain committed to consolidate a prominent position for Gafisa in its segment and in the market in general.

GAFISA S.A

Ian Andrade

Chief Financial and

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer